# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Presidio Property Trust, Inc., CIK 0001080657
CUSIP: 74102L501
Title of class of securities: Series A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 4995 MURPHY CANYON ROAD, SUITE 300, SAN DIEGO, California (CA), 92123
Date of event which requires filing of this statement: 04/09/2025
Amends the filing with accession number 0000921895-24-002946
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,585; shared voting power 0; sole dispositive power 3,585; shared dispositive power 0; aggregate amount beneficially owned 3,585 (0.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock, $0.01 par value per share
Name of issuer: Presidio Property Trust, Inc.
Address of issuer's principal executive offices: 4995 MURPHY CANYON ROAD, SUITE 300, SAN DIEGO, California (CA), 92123

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,585 Shares issuable upon the exercise of certain Warrants (as defined below) owned directly by Mr. Radoff is approximately $1,510, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 1,201,081 Shares believed to be outstanding on May 19, 2025 following the effectiveness of the Issuer's one-for-ten reverse stock split on such date, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2025, based on the previously disclosed 12,010,805 outstanding Shares as of May 12, 2025, which was the total number of Shares outstanding disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2025, plus the Shares underlying the Warrants that may be exercised by the Reporting Persons, as applicable.

As of the date hereof, the Radoff Foundation directly beneficially owned 0 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 3,585 Shares (consisting of Shares underlying the Warrants), constituting approximately 0.3% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market, other than the Shares tendered to the Issuer pursuant to the Issuer's self-tender offer as noted therein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of May 5, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

Mr. Radoff owns certain warrants (the "Warrants") to purchase 3,585 Shares at an exercise price of $70 per Share. The Warrants expire on January 24, 2027. If unexercised, the Warrants will automatically convert to 1/10 of a Share at expiration, rounded down to the nearest number of whole Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

2 - Transactions in Securities.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (05/21/2025)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (05/21/2025)